May 24, 2007

Past Investment Seminars

Enough is Enough! How to Get Your Financial House in Order

Make good on that New Year's resolution to get organized. We'll help you organize all of your finances -- and all that paper -- in a strategic way and develop a plan to strengthen your net worth.

- Handout Notes from this Seminar

Highlights of the Pension Protection Act of 2006

Learn how this bill, the most comprehensive in 32 years, will impact you and your retirement.

- Handout Notes from this Seminar

The ABC's of Investing and Mutual Funds

Learn some of the fundamentals of investing, how mutual funds work, and how to build an investment portfolio.

- Handout Notes from this Seminar

Raising Financially Savvy Kids in a Spendthrift Society

Attend this seminar to gain ideas and insights into how grade schoolers, teenagers and young adults can be taught important principles of handling money in today's consumer age.

- Handout Notes from this Seminar

Help! I Want to Be Able to Retire Someday... But How?

Imagine going on a 20 or 30 year vacation. Now imagine how you'll pay for it. Learn how to estimate how much money you will need at retirement, how to develop a plan to reach your goals, and some tax saving strategies.

- Handout Notes from this Seminar